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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                             ----------------------


                          CYPRESS COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                            CYPRESS MERGER SUB, INC.
                               U.S. REALTEL, INC.
                      (Names of Filing Persons (Offerors))

                             ----------------------


           COMMON STOCK, PAR VALUE $.001 PER SHARE
(including the associated rights to purchase preferred stock)                           232743203
--------------------------------------------------------------    -------------------------------------------------------
               (Title of Class of Securities)                             (CUSIP Number of Class of Securities)

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                               CHARLES B. MCNAMEE
                             CHIEF EXECUTIVE OFFICER
                            CYPRESS MERGER SUB, INC.
                               ONE FINANCIAL PLAZA
                                   SUITE 1101
                          FT. LAUDERDALE, FLORIDA 33394
                            TELEPHONE: (954) 462-0449
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              MARLON F. STARR, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3500

                             ----------------------

                            CALCULATION OF FILING FEE
================================== ============================================
   TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
---------------------------------- --------------------------------------------
       Not Applicable                                  Not Applicable
================================== ============================================

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      Third-party tender offer subject to Rule 14d-1.

[ ]      Going-private transaction subject to Rule 13e-3.

[ ]      Issuer tender offer subject to Rule 13e-4.

[ ]      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ ]

================================================================================

                 U.S. RealTel to Acquire Cypress Communications

           Acquisition will extend U.S. RealTel's existing site access rights expertise to providing communications services directly to end users.


Ft. Lauderdale, FL and Atlanta, GA - January 10, 2002/ U.S. RealTel, Inc. (OTCBB:USRT), a leading owner of worldwide telecommunications rights, and Cypress Communications, Inc. (NASDAQ:CYCO), an Atlanta based provider of in-building broadband communications services, today announced that they have entered into a definitive agreement providing for the acquisition of Cypress Communications by U.S. RealTel. Pursuant to the agreement, a subsidiary of U.S. RealTel, Inc., will promptly commence a cash tender offer for all outstanding shares of Cypress Communications at a price of $3.50 per share. Any shares not tendered in the offer will receive the same price in cash in a second step merger. Following the merger, Cypress Communications will become a wholly owned subsidiary of U.S. RealTel. Cypress Communications' board of directors has approved the offer and recommends that shareholders tender their shares in the offer. The closing of the transaction, which is subject to 90% of the shares outstanding being tendered and not withdrawn as well as other customary and legal closing conditions, is expected to be completed by February 28, 2002. Several of Cypress Communications' major shareholders have agreed to tender shares that, in aggregate, represent not less than 11% of the total number of shares outstanding. As of January 9, 2002, Cypress Communications has approximately 4.9 million shares outstanding. The Breckenridge Group, Inc. served as financial advisor to Cypress Communications on this transaction.

The acquisition of Cypress Communications will allow U.S. RealTel to concentrate its resources and expertise on providing premium communications services to more than 16,000 desktops of small and medium sized business customers in seven major metropolitan U.S. markets: Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles and Seattle. Cypress' investment in telecommunications and broadband infrastructure will enable U.S. RealTel to provide bundled communications services to businesses located in multi-tenant office buildings in a manner that is both reliable and cost effective for its customers.

Upon completion of the transaction, Charles B. McNamee will be named CEO and Gregory P. McGraw will be named President and COO of the new U. S. RealTel subsidiary, which will be headquartered in Atlanta, GA.

"Charlie and Greg are experienced building-centric telecommunications executives, and I am confident in their ability to provide the necessary day-to-day leadership to ensure we are providing our customers high quality products and services," said Perry Ruda, chairman and CEO of U.S. RealTel, Inc. "The continued demand for high speed internet services, and the need for bundled communications services from experienced in-building service providers combined with the strength and experience of our leadership team positions U.S. RealTel for success," Mr. Ruda added.

"U.S. RealTel and Cypress Communications share a common vision for providing reliable broadband communications solutions to our customers," said W. Frank Blount, Chairman and CEO of Cypress Communications. "As a highly recognized and respected name in commercial real estate site access and usage rights, U.S. RealTel has proven itself as an innovative and reliable service provider. We are confident that they will be able to provide seamless and continuous high quality telecommunications services using our state-of-the-art fiber optic and copper riser infrastructure," he concluded.

Mr. Blount announced his intention to retire upon completion of the transaction. Prior to the transaction, Cypress Communications' Executive Vice President Ward
C. Bourdeaux. Jr., and Cypress Communications' Vice Chairman R. Stanley Allen, resigned as officers of the company. Messrs. Allen and Bourdeaux will remain as directors of the Company until the transaction is finally consummated.

Additional Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Cypress Communications, Inc. At the time the tender offer is commenced, U.S. RealTel will file a Tender Offer Statement and Cypress Communications will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of Cypress Communications, at no expense to them. In addition, U.S. RealTel and Cypress Communications each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by them at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, NY and Chicago, IL. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

Forward Looking Information

Except for the historical information contained herein, certain statements contained in this press release regarding the proposed merger are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks and uncertainties which may cause actual results, performance or achievements to be materially different from any future results performance or achievements express or implied by these forward-looking statements.

About Cypress Communications

Cypress Communications provides comprehensive broadband solutions to businesses located in commercial office buildings in major metropolitan markets throughout the United States. The Company offers a fully integrated, customized communications package that typically includes high-speed, fiber-optic Internet connectivity, e-mail services, Web hosting services, remote access connectivity, local and long distance voice services with advanced calling features, and feature rich digital telephone systems and digital satellite business television.

About U.S. RealTel

U.S. RealTel is an innovator and owner of Telecommunication Rights worldwide. Telecommunication Rights are real estate site access and usage rights, which US RealTel assembles into property portfolios. These portfolios have enabled telecommunications companies to access properties in major urban areas for in-building service and antenna sites. At the end of 1999 the Company sold its U.S. assets in order to devote efforts toward international expansion and other strategic domestic acquisitions of telecommunications companies.

Further Information

U.S. RealTel, Inc.                       Cypress Communications, Inc.
Mr. Perry Ruda, Chairman and CEO         Manda Hunt, Corporate Communications
Tel. +1.954.462.0449                     Tel. +1.404.442.0301
perry@usrealtel.com                      mhunt@cypresscom.com

                                       ###